UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 12

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company (Issuer))

AGRIUM INC.

NORTH ACQUISITION CO.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share,

including the associated Series A Junior Participating Preferred Stock purchase rights

(Title of Class of Securities)

125269100

(CUSIP Number of Class of Securities)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8700

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leslie O’Donoghue Agrium Inc. 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Canada (403) 225-7000	Patrick C. Finnerty Blake, Cassels & Graydon LLP 3500 Bankers Hall East Tower 855 Second Street SW Calgary, Alberta T2P 4J8 Canada (403) 260-9600	Edwin S. Maynard Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,638,700,295	$203,040

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 50,171,669 shares of common stock of CF Industries Holdings, Inc., a Delaware corporation (“CFI”), par value $0.01 per share (the sum of (x) 48,393,284 shares of CFI common stock outstanding as of January 31, 2009 and (y) 1,778,385 shares of CFI common stock issuable upon the exercise of outstanding options as of December 31, 2008 (in each case, as set forth by CFI in its Form 10-K, filed on February 26, 2009)) and (ii) the average of the high and low sales prices of CFI common stock as reported on the New York Stock Exchange on March 25, 2009 ($72.525).

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $55.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $203,040	Filing Party: Agrium Inc.
Form or Registration No.: Form F-4 (333-157966) ($80,026) and Schedule TO ($123,014)	Date Filed: March 30, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 12 to the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the tender offer statement originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as subsequently amended from time to time, by Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Agrium”), and North Acquisition Co., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Agrium. This Schedule TO relates to the increased offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock of CF Industries Holdings, Inc., a Delaware corporation (“CFI”), par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights, the “Shares”), at the election of the holder of such Share, one of the following: (a) $35.00 in cash, without interest, and 1.0 common share of Agrium, no par value (the “Agrium Common Share”), (b) 1.8685 Agrium Common Shares (the “Stock Consideration”), or (c) $75.30 in cash, without interest (the “Cash Consideration”), subject, in the case of elections of the Stock Consideration or the Cash Consideration, to the proration procedures described in the Prospectus (as defined below) and the Letter of Election and Transmittal (as defined below). The terms and conditions of the Offer are set forth in the prospectus/offer to exchange (the “Prospectus”), which is a part of the registration statement on Form F-4, dated March 16, 2009, as amended on March 30, 2009 (the “Registration Statement”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are incorporated by reference as exhibits (a)(4) and (a)(1)(A), respectively, hereto. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Prospectus.

Item 1 through Item 11.

All information contained in the Prospectus and the Letter of Election and Transmittal, and any amendment or supplement thereto related to the Offer, is hereby expressly incorporated by reference with respect to Items 1 through 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Item 11(a)(2) and (3) of the Schedule TO is hereby amended and supplemented by adding the following:

“Effective as of April 23, 2009, Agrium withdrew its HSR Form filed with the DOJ and the FTC on March 24, 2009, and will re-file shortly in order to provide the FTC with additional time to conclude its review of the Offer and the Proposed Merger without requiring the FTC to issue a ‘second request.’ Such a withdrawal is not unusual where the FTC is reviewing a significant transaction.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(R)	Press release of Agrium dated April 22, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 23, 2009).

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule TO is true, complete and correct.

AGRIUM INC.

By:	/s/ Bruce G. Waterman
	Name:	Bruce G. Waterman
	Title:	Senior Vice President, Finance & Chief Financial Officer

By:	/s/ Leslie A. O’Donoughue
	Name:	Leslie A. O’Donoughue
	Title:	Senior Vice President, General Counsel & Corporate Secretary

NORTH ACQUISITION CO.

By:	/s/ Breen Neeser
	Name:	Breen Neeser
	Title:	Vice President

By:	/s/ Gary J. Daniel
	Name:	Gary J. Daniel
	Title:	Corporate Secretary

Dated:    April 23, 2009

EXHIBIT INDEX

(a)(1)(A)	Letter of Election and Transmittal, including therein the Substitute Form W-9 (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(B)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(F)	Summary Advertisement as Published in the Wall Street Journal on March 16, 2009 (incorporated by reference to Exhibit 99.6 to the registration statement on Form F-4 filed with the SEC on March 16, 2009).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange registering the offer and sale of Agrium Common Shares to be issued in the Offer (incorporated by reference to the Registration Statement).
(a)(5)(A)	Press release of Agrium dated March 16, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 16, 2009).
(a)(5)(B)	Frequently Asked Questions (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 16, 2009).
(a)(5)(C)	Press release of Agrium dated March 27, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(D)	Frequently Asked Questions (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(E)	Investor presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(F)	Transcript of Agrium’s investor/analyst conference call on March 27, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(G)	Fact sheet (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(H)	Press release of Agrium dated April 6, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 6, 2009).
(a)(5)(I)	Investor presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 6, 2009).
(a)(5)(J)	Advertisement as published in the Wall Street Journal and Chicago Tribune on April 7, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 7, 2009).
(a)(5)(K)	Presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 9, 2009).
(a)(5)(L)	Investor presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 14, 2009).
(a)(5)(M)	Press release of Agrium dated April 15, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 15, 2009).
(a)(5)(N)	Advertisement as published in the Wall Street Journal and Chicago Tribune on April 15, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 15, 2009).

(a)(5)(O)	Press release of Agrium dated April 16, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 16, 2009).
(a)(5)(P)	Press release of Agrium dated April 20, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 20, 2009).
(a)(5)(Q)	Press release of Agrium dated April 21, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 21, 2009).
(a)(5)(R)	Press release of Agrium dated April 22, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 23, 2009).
(d)	Not applicable.
(g)	Not applicable.
(h)	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to the registration statement on Form F-4 filed with the SEC on March 16, 2009).